OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

DIY TEE SHIRTS SCREEN PRINTING SUPPLY, INC

5942 Benjamin Rd
Tampa, FL 33634

http://merchmakr.com

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Investment Opporutnity

Revenue Sharing Promissory Note

Revenue Sharing: 8% of quarterly gross revenue (excluding any revenue attributable to rebates or refunds)

Return Multiple: 1.4x

Maximum raise ($107,000)

Minimum raise ($10,000)

Company	DIY Tee Shirts Screen Printing Supply, INC
Corporate Address	5942 Benjamin Rd Tampa, FL 33634
Description of Business	B2C and B2B Screen Printing Supplies and Product Development
Type of Security Offered	Revenue Sharing Promissory Notes
Minimum Investment Amount (per investor)	$100.00

What does this mean?

Investors will each receive, in the aggregate, 1.4x their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on quarterly basis.

Perks:

$200 — If you invest $200, you will receive a Merchmakr T-shirt.

$1,000 — If you invest $1,000, you will receive a Merchmakr T-shirt and coffee mug.

$5,000 — If you invest $5,000, you will receive a Merchmakr Screen Printing Kit plus all previous perks.

$10,000 — If you invest $10,000, you will receive all previous perks plus 8 hours of personal screen printing instruction by Gary Jurman.

$100,000 — If you invest $100,000, you will receive all previous perks plus we will hold a screen printing event for you --details to be negotiated.

*All perks occur after the offering is completed.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

We develop products specifically for the nonprofessional screen printer, informed by the professional screen printing Industry. Through our extensive free technical support offering, we both promote reciprocity in our customers and also gather such important market insights as to why our customers buy certain products, what products they purchase, and what common problems they encounter when using those products. We then use that information in our product development phase.

Our unique approach allows us to capitalize on opportunities to serve the broader screen printing market.

Sales, Supply Chain, & Customer Base

Customers find us on the internet through one of several avenues: our website, http://merchmakr.com, Amazon, or Ebay. They also can visit us at our brick-and-mortar location in Tampa, Fl.

Both on the phone and at our location we offer screen printing technical support, and on site we even have a Merchmakr press handy for demo purposes when needed. In the future we plan to have a free introduction to screen printing class that we will conduct using the Merchmakr System, as per customer request.

Currently we use Instagram, Google shopping, and Amazon Ads for the bulk of our direct marketing. We use coupons on our receipts to encourage repeat visits, and we email product offers and updates. In addition, we include inserts in our packages letting the customers know about the other products we offer.

For our local customers, we periodically call them, and run Facebook ads. We have also sent out post cards and emails to local screen printing companies. We advertise our Merchmakr Screen Printing System on Youtube showing short videos to interested groups. We have begun testing a same-day delivery option for our local customers, and are working on a blog/vlog oriented section of our website for screen printing tips and artist spot-lights.

Below please find our social media stats (all non-incentivized organic):

4,000 email subscribers
2,000 Facebook Followers
3,400 Instagram Followers

Customer Base Information:

DIY Screen Printing Supplies focuses on several main groups of customers: Start-up Entrepreneurs, Educators, Artists, Crafters, and Industry professionals. Each of these types, although all wanting to screen print for one reason or another, are in different and/or overlapping markets.

Start-up Entrepreneurs:

People wanting to create a micro business, or those who already own one, account for about 80% of the sales of screen printing kits, according to our research. While many of them want to become custom screen printers, there are also ones who want to sell T-shirts they've designed on the internet; ones who have a captive audience for their garments such as bands, clubs and church groups; and still others who have businesses having nothing to do with screen printing, but want to make their own uniforms, promotional items, custom packaging, and branded products. This group, in particular, is hungry for a prosumer grade screen printing kit, such as our proprietary Merchmakr Screen Printing System. We project sales of over $300,000 of our Merchmakr Screen Printing Systems to this group next year.

Educators:

DIY Screen Printing Supplies sells to educators seeking to enhance their art and entrepreneurial programs. We sell to individual schools on purchase order, and have seen interest from districts as well. With education being such a large industry (over $1 trillion) our goal is to tap this market with our current Merchmakr Screen Printing System, and also to offer future products developed specifically for this market.

Artists:

In the US, artists spend over $5 billion a year on their art education. Supporting those artists is a network of thousands of art supply stores. Our goal for Merchmakr branded products with respect to artists is to bring our inks and kits to those art supply stores via partnerships. We have also generated some interest with a national distribution house and plan to reach out to others.

Crafters:

We launched our company through analyzing a starter screen printing kit offered by a $220 million dollar craft supply manufacturer, Provocraft. They came out with a system called Yudu that they sold for about $300 through Michael's and Jo-ann, and eventually Walmart, Amazon, and Ebay. While their primary focus was in scrapbooking, they discovered an overlapping interest in screen printing in their customers. The way that we were able to capitalize was through offering accessories for their kits that made them easier to use with better consumables. We developed a screen coating kit that solved a simple problem with their system for $69 and we have sold more than a quarter million dollars of them since. Our research shows that the creative industry has a lot of room for our screen printing products. Apart from selling direct, there are over 2o,ooo fabric craft and sewing supplies stores in the US who could potentially carry our products.

Screen Printing Industry (mainstream):

We cater to both the national screen printing market and to local screen printers as well. According to our research, the supplies and equipment side of the $8 billion screen printing industry is approximately $1 billion in the US. With the development of our patented screen printing systems and accessories, we believe we can capture a part of that market. In addition, we offer our privately labeled inks and chemicals, and we carry top brand inks and emulsions, and offer them at competitive prices.

Screen printers around the country buy from us through our main web site and shopping portals such as Amazon and Ebay. Our goal is to expand to additional shopping portals such as Walmart, Newegg, and Jet. Local screen printers generally visit us at our brick-and-mortar store to pick up their supplies same day. There are about 100 local screen printers within a 20 mile radius of our store, and about half of them are within ten miles. We believe a push into this very accessible market could generate an additional $360 thousand dollars a year in revenue.

Competition

Our goals for the coming year focus on the sale of our Merchmakr Screen Printing System, penetrating markets for our Merchmakr brand inks, and developing a $49 screen printing kit to better tap retail hobby and retail craft stores. The primary competing screen printing kit for Merchmakr Screen Printing System is produced by Ryonet. It is less expensive at $199, but does not solve any of the problems that our system does: it's not very portable; requires a dedicated space; requires a lot more space; does not include an exposure unit that is easy to use; and cannot do multi-color imprints. Our research through tech supporting hundreds of screen printing customers shows that those attributes are very important to a large portion of kit buyers in the $200 - $500 range. Our other top competing screen printing kits fall into two categories: $25- $49, and $99. Main competitors falling in those categories are Speedball, and Jacquard. While we are developing a kit to compete in the $49 space, we will reserve work on the $99 tier for a later time. Our goal is to complete development of our $49 kit in 2018, and we believe this product will fit both the art and craft markets, and the big box stores as well.

Primary competitors for Merchmakr Inks fall into two categories: professional/prosumer, and prosumer/craft. One issue with the professional/prosumer market is that manufacturers currently are uninterested in offering the smaller quantity packages that many of the professional endusers are looking for. We believe their lack of interest stems from their focus on selling large drums direct to a hand full of behemoth custom screen printing houses and also supplying distributors who buy by the pallet. Manufacturers would much rather let the distributors handle the smaller professionals and prosumers, and also would have to completely reconfigure how to do business to compete in the smaller spaces. As for the distributors, they do not offer inks and chemicals in containers smaller than quart sizes (even though many professional and prosumer customers want them) because pour-down takes additional space and also takes them out of their comfort zone. DIY Screen Printing Supplies fills those gaps.In the prosumer/craft market, many of the competing ink products aren't suitable for making salable products. Speedball and Jacquard inks do not take into consideration that they are serving more than just people making craft projects, so they don't factor in important qualities such as small-scale production speed, durability/washability, and ease-of-use with a short learning curve. As an example, while both Speedball and Jacquard have technical papers about their products explaining the need for heat- setting them, very few consumers have any clue how to cure the ink. Our Merchmakr line of inks are perfect for creating the very same products commonly bought in stores, and we focus on letting the end-user know how to get the very best results. Our approach to product and service development gives us a unique advantage over other screen printing suppliers and manufacturers. We use the extensive customer research we gain through our technical support like a compass pointing us to what to develop for our customers. While this approach is more common with craft supply companies which tend to have more marketing savvy, it is nearly non-existent in the screen printing supplies world. While marketing savvy serves craft supply companies, one has yet to emerge that has the depth of screen printing knowledge to create truly good screen printing products. We use our more than thirty years experience in professional screen printing to inform how we develop the products and services we offer. We believe that the merging of those two approaches is a winning combination to bring the best screen printing products to the prosumer screen printing world.

Liabilities and Litigation

DIY Screen Printing Supplies is currently not involved in any litigation and has no liabilities beyond standard operating outstanding debts.

The team

Officers and directors

Gary Jurman	President, CEO, Director, Treasurer
Christopher Wilde	Co-Founder, CTO, Secretary

Gary Jurman
Gary Jurman has been in the screen printing industry for more than 30 years. He originally owned and operated a screen printing company Red Alert Screen Printing

(1998-2017) for about nineteen years before selling it in January 2017, to focus on DIY Screen Printing Supplies. He continued in an advisory and on-boarding capacity for the new owner from Jan. 2017 - August 2017. He was born in Queens, New York, but he spent most of his life in Florida. He has a b.s. in general studies from New College of Sarasota, where he founded the screen printing club. Most members of his family are business owners, so it was not surprising that he chose entrepreneurship after graduation. He has taught private screen printing classes, and with his advice and technical support, he has helped many people new to the industry bootstrap their way into business. He is the driving force in product development at DIY Screen Printing Supplies.

Christopher Wilde
Christopher Wilde has been running the day-to-day of DIY Screen Printing Supplies online and brick-and-mortar operations since our launch in 2012. He has more than thirteen years in the screen printing industry and many more in various creative fields including graphic arts, web design, writing, and monster making. He has also spent many years as technical support and IT for companies such as IBM and Ernest & Young. Chris is a front-line man, who is knowledgeable about screen printing, customer engagement, web development, and IT. He also is active in product development.

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Regulatory Risks:** Aspects of the Issuer's business and product/service is regulated at the local, state, and federal levels both in the USA and other countries and may be subject to local, state, and federal laws and regulations. The Issuer may be subject to state, local, and federal regulations regarding labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While the Issuer anticipates to be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present and future operations. Such changes may increase the costs or put the operations of the Issuer on hold. The Issuer is responsible for compliance with the laws and regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect the future ability to generate revenue and reach profitability or grow.
- **Competition Risks:** In general, the market in which the Issuer is operating is competitive. Many of the factors that will affect the Issuer's ability to compete

will be beyond the Issuer's control. In general, the Issuer's potential competitors may have longer operating histories, greater brand recognition and significantly greater financial, marketing and other resources than the Issuer and that their superiority to the Issuer in these areas will likely continue into the future. Barriers to entry for new competitors of the Issuer may be low, and current and new competitors may launch competitive services at a relatively low cost. Further, there is a risk that current and future services offered by the Issuer will not be desired by the market targeted by the Issuer for various reasons, including pricing and changes in technology. The Issuer may not be able to reach a critical mass of customers/clients, in which case the Issuer's revenues may not be sufficient to pay the expenses associated with having its products manufactured and sold and/or the Issuer's general and administrative expenses, generally. The Issuer's ability to remain competitive may depend in part upon its ability to develop new and enhanced services/products and to introduce these services in a timely and cost-effective manner. In addition, service introductions or enhancements by the Issuer's competitors or the use of other technologies could cause a decline in revenue for the Issuer's existing services. Ryonet and Speedball are among our closest competitors.

- **Market Risks:** Although the Issuer believes that the market for what it offers will continue to exist, there can be no assurance that a profitable market will exist or continue to exist or that it will grow. Potential investors must consider that, even if markets exist or arise, there is no assurance that the Issuer will be able to maintain a profitable level of operations selling to such markets. Furthermore, the market may be rapidly changing, industry standards may evolve. There is a risk that the Issuer may not be able to respond to a fast-changing market and technology requirements in a timely and low-cost manner. There can be no assurances that the Issuer shall be successful in selecting, developing, and marketing new services or in enhancing its existing services. Failure to do so successfully may adversely affect the issuer's business, financial condition and results of operations.
- **Growth Risks:** The Issuer expects to expand its operations in the foreseeable future. The anticipated growth could place a significant strain on the Issuer's management, operational and financial resources, especially given the fact that the Issuer's operating costs and revenues are unpredictable and are affected by many factors, including the ones beyond the Issuer's control.
- **Financial Information Risks:** The Issuer's financial data presented with this Offering, although believed to be true, has not been audited/certified. Certain pro forma financial information provided to prospective investors is based on certain assumptions and industry benchmark which may not be accurate. Certain projected results of operations are hypothetical and based upon present factors thought by management to influence the operations. Projections do not, and cannot, take into account such factors adverse market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond the Issuer's ability to control or even to predict.
- **Intellectual Property Risks:** The Issuer's ability to compete effectively with other

companies could depend, in part, on its ability to maintain the proprietary nature of its intellectual property. The Issuer's success may also depend, in part, on its ability to obtain and/or enforce intellectual property protection for these assets in the United States and other countries. The Issuer has formal intellectual property protections through trademark registrations, patents or otherwise, and may pursue more protection in the future. The defense and prosecution of intellectual property suits may be both costly and time consuming even if the outcome is favorable to the Issuer. An adverse outcome could subject the Issuer to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Issuer to cease selling all or some of its products. There can be no assurances that others (a) may not independently develop the same or similar services, (b) otherwise obtain access to the Issuer's technology, or (c) develop their own technology that compete with the Issuer without infringing on the Issuer's intellectual property rights. There can be no assurances that confidentiality agreements entered into by the issuer's employees and consultants, advisors and collaborators, if any, will provide meaningful protection for the Issuer's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, knowhow or other proprietary information.

- **Technology Risks:** The Issuer's business operations may include the use of digital technologies, including information systems, infrastructure and cloud applications. The maintenance of the Issuer's financial and other records is also dependent upon such technologies. Accordingly, its business will be dependent on the efficient and uninterrupted operation of computer hardware systems and the Internet. The Issuer's systems and operations will be vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. Any system interruptions that result in the unavailability of the Issuer's website or reduced processing performance would reduce the ability of the Issuer to manage its business and could, therefore, materially adversely affect the Issuer. The U.S. government has issued public warnings that indicate that such business information technology might be specific products of cyber security threats, including hacking, identity theft and acts of cyberterrorism. Many of the systems may not withstand the attacks and disaster recovery planning cannot account for and prevent all eventualities. There is a risk of potential corruption of the systems and loss of information stored which may result in the financial and other losses for the Issuer and could damage the company's public image.
- **Insurance Risks:** The Issuer may not have all adequate insurances to cover the product/service liability claims and other risks related to the business. There can be no assurance that the Issuer will be able to obtain adequate insurance coverage or that it can be obtained at a reasonable cost. Even if the insurance is adequate and is customary for the Issuer's industry, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.
- **Third Party Providers Risks:** The Issuer may rely on services and products of third parties in its business operations. While there may be a control person

appointed to oversee the services provided, the Issuer cannot control all the operations and risks in connection with using third party services and products. Interruption or issues with third party providers may negatively affect the Issuer's operations and growth as well as may require searching for new third party providers and covering extra costs.

- **Use of Proceeds Risks:** Management will have unlimited discretion as to the allocation and use of the proceeds of this Offering and intends to use such proceeds for such expenses that it deems necessary or appropriate.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Gary Jurman, 90.0% ownership, Common Stock

Classes of securities

- Common Stock: 100

Voting Rights *(of this security)*

Stockholder Voting Rights apply. The Investor is entitled, as a holder of this instrument, to vote, receive dividends, and to be deemed a holder of membership interest in the Company.

Rights to Receive Liquidation Distributions

In the event of liquidation, investor is last in line after all debts and Revenue Sharing Promissory Notes are paid in full. Proceeds are divided according to percentage of stock ownership.

- Revenue Sharing Promissory Notes: 0

Revenue Sharing Promissory Note Terms

Revenue Sharing: 8% of quarterly gross revenue (excluding any revenue attributable to rebates or refunds)

Return Multiple: 1.4x

Voting Rights *(of this security)*

No Stockholder Rights. The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed a holder of membership interest in the Company for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member owner of the Company or any right to vote for the election of directors or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

The parties agree that they shall treat this Agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Investor agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident. The Investor shall be solely responsible for any and all taxes that may be due to any federal, state or local governmental authority as a result of the payments made by theCompany to the Investor through this Agreement.

Rights to Receive Liquidation Distributions

If the Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, Investors; if an involuntary petition is filed against the Issue (unless the petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee is appointed to take possession, custody or control of any property of the Company; all unpaid portions of the Payment Amount hereunder shall automatically be immediately due, payable and collectible by Investor pursuant to applicable law.

***This is only a summary of the terms of the note. For a full set of terms, see the Exhibit attached to the Offering Document.**

What it means to be a Minority Holder

By investing in the Debt Securities, investors do not receive any equity interests in the Issuer and do not have any voting or management rights with respects to the Issuer. The Issuer will make quarterly payments based on the relevant revenue sharing percentage. Payments to investors will commence on the First Payment Date following the close of the 1st quarter if the Offering is successfully closed.

Dilution

The Securities offered to investors through this debt offering are different from equity interests. The Issuer may offer equity interest in the Issuer for sale, however, the Securities will not be materially limited, diluted or qualified by the rights of the equity interests.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the

family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We expect to significantly increase revenue and profitability in 2018 in anticipation of a successful Revenue Sharing campaign. Several factors will help make that happen with the additional capital:

1) New inventory of our flagship product, Merchmakr Screen Printing Kit.
2) Increased direct marketing and brand advertising campaigns, generating sales and new interest in our products and brand.
3) New iteration of Merchmakr Screen Printing Kit, decreasing manufacturing cost by 5%, decreasing labor costs due to decreased assembly time, and increasing profitability.
4) Development of new products. We anticipate completing the development and packaging of of our Merchmakr Basic ink line before the beginning of 2018. We'll be working to increase sales of Merchmakr ink line in the first quarter of 2018.

About 40% of our sales come from our Merchmakr Screen Printing Kits and our Merchmakr Brand Ink line. Our gross margins on those categories of products are 50% and 75% respectively. In 2018 we'll be working to increase the percentage of sales in these two categories.

Year ended 2015

Revenue $189,580 in 2015 as opposed to 2014 revenue of $188,515. Sales plateaued in 2015 due to a few factors: We were out of stock of Merchmakr Screen Printing Kits for 2015, so we focused on product development to balance the missing product with the sales of craft products and stencil services.

Cost of Goods $184,617 in 2015 as opposed to 2014 COGS of $132,529. The increase in the cost of goods for 2015 is due to a late year order placement for Merchmakr Screen Printing Kits, parts set to arrive in 2016.

Gross Margin $4,963 in 2015 as opposed to 2014 gross margin of $55,986. The decreased gross margin for 2015 is largely due to the decreased profit margins of the categories Standard Screen Printing Industry Supplies, Substrates We Sell, and

Standard Screen Printing Industry Equipment, combined with the COGS expenditures for product that would not materialize until 2016.

Expenses $34,117 in 2015 as opposed to 2014 expenses of $32,395. Expenses did not substantially increase in 2015 .

Year ended 2016

Revenue was $299,223 in 2016 as opposed to 2015 revenue of $189,580. The big increase in revenue for 2016 was due to 2 factors: our stock of Merchmakr Screen Printing Kits was replenished, and we had 20% growth in all of our other categories.

Cost of Goods $229,217in 2016 as opposed to 2015 COGS of $184,617. The 2016 increase in COGS was largely due to accessories purchased for the completion of Merchmakr Screen Printing Kits.

Gross Margin $70,006 in 2016 as opposed to 2015 gross margin of $4,693. The increase of our gross margin in 2016 was largely due to the increased sales of our two most profitable products: Merchmakr Screen Printing Kits, and Merchmakr Ink line.

Expenses $62,091 in 2016 as opposed to 2015 expenses of $34,117. Increased expenses in 2016 was mostly due to the following factors: 1) Free shipping offers, 2) added assembly of Merchmakr Screen Printing Kits, 3) increased advertising expenses.

Financial Milestones

We are investing for continued growth of the Merchmakr brand, new patents, and product development as well. We are operating at a small profit due to the investments. We forecast revenues to continue to grow over the next few years at a rate of 20% for 2018, and then to double in to $1 million in 2020.

The following projection is based on our producing a full stock (500 units) of our $349 Merchmakr Screen Printing Kits by February 2018. Our screen printing kits drive profits and sales of most of our products and services, due to cross-sales and up-sales.

Our products and services can be broken down into categories that we expect to grow based on trends we have seen in 2015 and 2016.

Merchmakr Brand Equipment (including our Merchmakr Screen Printing Kit): $240k in 2018, and then 20% growth moving forward. When we release our $49 screen printing kit in 2019 and release our $2K floor model press in 2020, we anticipate a much larger boost in this category in revenue. We are depending on the release of new products by 2020 to propel growth beyond the anticipated 20%, doubling sales.

Merchmakr Brand Inks: $46K in 2018, and then 20% growth moving forward. Depending on a successful bid to have them carried retail art outlets, we could have a substantial increase in sales of this category as well. Growth beyond the anticipated 20% depends upon the portion of our raise dealing with working capital and tradeshow expenses.

Products Serving the Craft Community, Stencil Making Services, Standard Screen Printing Industry Supplies, Substrates We Sell, and Standard Screen Printing Industry Equipment amounting to about $120K in sales in 2018 and growing 20% per year moving forward.

Liquidity and Capital Resources

If we reach our maximum raise of $100,000 with our current crowd-funding campaign, we anticipate those funds will be sufficient to reach all of our outside funding needs for 2018. In the event that we have earlier successes than anticipated in pushing our products into the retail stores/markets, we may need to seek more capital to ramp up activities to meet demand. If we raise less than the maximum amount, we may need or choose to seek other funds in order to satisfy bulk inventory, equipment, or marketing needs.

Indebtedness

Short-term debt: $6,000 Amazon 3/15/2018 18% APR $9,000 Paypal Working Capital 1/15/2018 no interest $17,000 Kabbage 1/19/2018 no interest

Recent offerings of securities

None

Valuation

$500,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the Revenue Sharing Promissory Notes merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6420
Net Proceeds	$9400	$100580

Use of Net Proceeds:		
R& D & Production	$0	$20,000
Marketing	$0	$8,000
Working Capital	$9400	$10,000
Merchmakr Inventory	$0	$62,000
Total Use of Net Proceeds	$9400	$100,000

We are seeking to raise a minimum of $10,000 (target amount) and up to $100,000 in this offering through Regulation Crowdfunding. If we manage to raise our an amount of $100,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $100,000 over the course of that time.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

In the event of a minimum raise, the proceeds will be used as working capital.
In the event of a $100,000 raise, the proceeds will be used as follows:

Merchmakr Screen Printing System inventory: $62,000 which Issuer anticipates will double the sales.
Marketing: $8,000 for Google, Facebook, Youtube, and Instagram for Merchmakr Screen Printing Kit direct sales
R&D and Production: $20,000 product development for our anticipated $49 screen printing kit offering
Working Capital $10,000 which includes packaging development and tradeshow marketing targeted at art supplies retailers for our Merchmakr ink line.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at http://merchma.kr/annual_report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR DIY TEE SHIRTS SCREEN PRINTING SUPPLY, INC

[See attached]

I, ___Gary Jurman___ (Print Name), the ___President___(Principal Executive Officers) of ___DIY Screen Printing Supplies___(Company Name), hereby certify that the financial statements of ___DIY Screen Printing Supplies___ (Company Name) and notes thereto for the periods ending ___12/31/2015___ (first Fiscal Year End of Review) and ___12/31/2016___ (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $___85,379___; taxable income of $___7,915___ and total tax of $___0___.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___11/06/2017___ (Date of Execution).

___[signature]___ (Signature)

___President___ (Title)

___11/06/2017___ (Date)

DIY TEE SHIRTS SCREEN PRINTING SUPPLY, INC.

FINANCIAL STATEMENTS AND
ACCOUNTANTS' COMPILATION REPORT

DECEMBER 31, 2015

JOHN STEPHEN
MARCUM
c.p.a., p.a.

To Management
DIY Tee Shirts Screen Printing Supply, Inc.
Tampa, Florida

Management is responsible for the accompanying financial statements of DIY Tee Shirts Screen Printing Supply, Inc which comprise the balance sheet as of December 31, 2015, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America.. We have performed a compilation engagement in accordance with Statements on Standards for accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, **we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.**

For The Firm,

John Stephen Marcum, C.P.A., P.A.
July 24, 2017

3817 W. Humphrey • Suite 202 • Tampa, FL 33614 • Telephone (813) 932-9481 • Facsimile (813) 935-4684

DIY TEE SHIRTS SCREEN PRINTING SUPPLY, INC.

BALANCE SHEET
December 31, 2015

(READ ACCOUNTANTS' COMPILATION REPORT)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	3,340
Inventory		26,712
Total Current Assets		30,052
FIXED ASSETS		
Furniture & equipment		1,097
Less accumulated depreciation		959
Total Fixed Assets		138
TOTAL ASSETS	$	30,190

LIABILITIES AND EQUITY(DEFICIT)

LONG-TERM LIABILITIES		
Shareholders' advances	$	79,300
EQUITY (DEFICIT)		
Retained earnings (deficit)		(49,110)
Total Equity		(49,110)
TOTAL LIABILITIES AND EQUITY(DEFICIT)	$	30,190

The accompanying notes are an integral
part of this financial statement

DIY TEE SHIRTS SCREEN PRINTING SUPPLY, INC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

(READ ACCOUNTANTS' COMPILATION REPORT)

INCOME	
Sales	$ 189,580
Total Income	189,580
DIRECT EXPENSES	
Purchases	123,301
Freight	31,274
Supplies	30,042
Total Direct Expenses	184,617
GROSS PROFIT	4,963
ADMINISTRATION	
Professional fees	4,699
Advertising	9,238
Repairs an maintenance	568
Office expenses	119
Rent	13,974
Insurance	18
Telephone	3,733
Utilities	1,695
Depreciation	73
Total Administration	34,117
NET INCOME (LOSS)	$ (29,154)

The accompanying notes are an integral
part of this financial statement

DIY TEE SHIRTS SCREEN PRINTING SUPPLY, INC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

(READ ACCOUNTANTS' COMPILATION REPORT)

Cash flows from operating activities	
Net income (Loss)	$ (29,154)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	73
(Increase) decrease in inventories	(24,133)
Total adjustments	(24,060)
Net cash provided (used) by operating activities	(53,214)
Cash flow from financing activities:	
Shareholder advances	54,130
Net cash provided (used) by financing activities	54,130
Net increase (decrease) in cash and equivalents	916
Cash and equivalents, beginning of year	2,424
Cash and equivalents, end of year	$ 3,340

The accompanying notes are an integral
part of this financial statement

DIY TEE SHIRTS SCREEN PRINTING SUPPLY, INC

STATEMENT OF RETAINED EARNINGS (DEFICIT)
DECEMBER 31, 2015

(READ ACCOUNTANTS' COMPILATION REPORT)

RETAINED EARNINGS (DEFICIT), beginning of year	$	(19,956)
Net Income (Loss)		(29,154)
RETAINED EARNINGS (DEFICIT), end of year	$	(49,110)

The accompanying notes are an integral
part of this financial statement

DIY TEE SHIRTS SCREEN PRINTING SUPPLY, INC.

Notes to Financial Statements
December 31, 2015

(READ ACCOUNTANTS' COMPILATION REPORT)

NOTE 1 - NATURE OF OPERATIONS

DIY Tee Shirts Screen Printing Supply, Inc. sells screen printing products designed for the nonprofessional individual. The business also provides on going technical support, through telephone conference, on-line access, and demonstrations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
For the purposes of reporting cash flows, the company defined cash equivalents as those highly liquid investments purchased with an original maturity of three months or less.

Property and Equipment

Property and equipment are recorded at historical cost and depreciated and amortized over their estimated useful lives.

Gain or loss is recognized upon disposal of property and equipment, and asset and related accumulated depreciation are removed from the accounts. Maintenance and repairs are charged to expense as they are incurred and major additions and betterments are capitalized.

Inventory

Inventories are valued at the lower of cost or market, with cost determined using the first-in, first-out (FICO) method.

Sales Tax

The company excludes from its sales all sales taxes assessed to its customers. Sales taxes assessed on sales are recorded as accrued liabilities on the Balance Sheet until remitted to state agencies. The Company currently remits taxes to Florida.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Shareholder Advances

Shareholder advances consist of cash advances to the company since inception, to fund ongoing operations. The advances are temporary and are not secured.

NOTE 3 - INCOME TAXES

The company did not incur any tax liability for the year ended December 31, 2015, but had a net operating loss of $ 29,154. The Company elected to carryforward the loss to the year ending December 31, 2016.

The company's tax returns are subject to possible examination by the taxing authorities. For federal and state income tax purposes the tax returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns.

The company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

NOTE 3 - INCOME TAXES (Continued)

The company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by a taxing authority. The company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The company's evaluation on December 31, 2015, revealed no uncertain tax positions that would have a material impact on the financial statements.

DIY TEE SHIRTS SCREEN PRINTING SUPPLY, INC.

FINANCIAL STATEMENTS AND
ACCOUNTANTS' COMPILATION REPORT

DECEMBER 31, 2016

JOHN STEPHEN
MARCUM
c.p.a., p.a.

To Management
DIY Tee Shirts Screen Printing Supply, Inc.
Tampa, Florida

Management is responsible for the accompanying financial statements of DIY Tee Shirts Screen Printing Supply, Inc which comprise the balance sheet as of December 31, 2016, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America.. We have performed a compilation engagement in accordance with Statements on Standards for accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, **we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.**

For The Firm,

John Stephen Marcum, C.P.A., P.A.
July 24, 2017

3817 W. Humphrey • Suite 202 • Tampa, FL 33614 • Telephone (813) 932-9481 • Facsimile (813) 935-4684

DIY TEE SHIRTS SCREEN PRINTING SUPPLY, INC.

BALANCE SHEET
DECEMBER 31, 2016

(READ ACCOUNTANTS' COMPILATION REPORT)

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 5,360
Inventory	69,472
Total Current Assets	74,832
FIXED ASSETS	
Furniture & equipment	1,097
Less accumulated depreciation	1,016
Total Fixed Assets	81
TOTAL ASSETS	$ 74,913

LIABILITIES AND EQUITY(DEFICIT)

LONG-TERM LIABILITIES	
Shareholders' advances	$ 115,108
EQUITY (DEFICIT)	
Common stock, $1 par value, 1,000 shares authorized and 1,000 issued	1,000
Retained earnings (deficit)	(41,195)
Total Equity	(40,195)
TOTAL LIABILITIES AND EQUITY	$ 74,913

The accompanying notes are an integral
part of this financial statement

DIY TEE SHIRTS SCREEN PRINTING SUPPLY, INC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

(READ ACCOUNTANTS' COMPILATION REPORT)

INCOME	
Sales	$ 299,223
Total Income	299,223
DIRECT EXPENSES	
Purchases	148,178
Freight	34,864
Supplies	46,175
Total Direct Expenses	229,217
GROSS PROFIT	70,006
ADMINISTRATION	
Professional fees	3,795
Advertising	38,000
Office expenses	1,891
Rent	11,310
Telephone	4,561
Utilities	2,477
Depreciation	57
Total Administration	62,091
NET INCOME	$ 7,915

The accompanying notes are an integral
part of this financial statement

DIY TEE SHIRTS SCREEN PRINTING SUPPLY, INC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

(READ ACCOUNTANTS' COMPILATION REPORT)

Cash flows from operating activities	
Net income (Loss)	$ 7,915
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	57
(Increase) decrease in inventories	(42,760)
Total adjustments	(42,703)
Net cash provided (used) by operating activities	(34,788)
Cash flow from financing activities:	
Shareholder advances	35,808
Proceeds from issuance of common stock	1,000
Net cash provided (used) by financing activities	36,808
Net increase (decrease) in cash and equivalents	2,020
Cash and equivalents, beginning of year	3,340
Cash and equivalents, end of year	$ 5,360

The accompanying notes are an integral part of this financial statement

DIY TEE SHIRTS SCREEN PRINTING SUPPLY, INC

STATEMENT OF RETAINED EARNINGS (DEFICIT)
DECEMBER 31, 2016

(READ ACCOUNTANTS' COMPILATION REPORT)

RETAINED EARNINGS (DEFICIT), beginning of year	$	(49,110)
Net Income (Loss)		7,915
RETAINED EARNINGS (DEFICIT), end of year	$	(41,195)

The accompanying notes are an integral
part of this financial statement

DIY TEE SHIRTS SCREEN PRINTING SUPPLY, INC.

Notes to Financial Statements
December 31, 2016

(READ ACCOUNTANTS' COMPILATION REPORT)

NOTE 1 - NATURE OF OPERATIONS

DIY Tee Shirts Screen Printing Supply, Inc. sells screen printing products designed for the nonprofessional individual. The business also provides on going technical support, through telephone conference, on-line access, and demonstrations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
For the purposes of reporting cash flows, the company defined cash equivalents as those highly liquid investments purchased with an original maturity of three months or less.

Property and Equipment

Property and equipment are recorded at historical cost and depreciated and amortized over their estimated useful lives.

Gain or loss is recognized upon disposal of property and equipment, and asset and related accumulated depreciation are removed from the accounts. Maintenance and repairs are charged to expense as they are incurred and major additions and betterments are capitalized.

Inventory

Inventories are valued at the lower of cost or market, with cost determined using the first-in, first-out (FICO) method.

Sales Tax

The company excludes from its sales all sales taxes assessed to its customers. Sales taxes assessed on sales are recorded as accrued liabilities on the Balance Sheet until remitted to state agencies. The Company currently remits taxes to Florida.

DIY TEE SHIRTS SCREEN PRINTING SUPPLY, INC.

Notes to Financial Statements (Continued)
December 31, 2016

(READ ACCOUNTANTS' COMPILATION REPORT)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Shareholder Advances

Shareholder advances consist of cash advances to the company since inception, to fund ongoing operations. The advances are temporary and are not secured.

NOTE 3 - INCOME TAXES

The company did not incur any tax liability for the year ended December 31, 2016. The company had a net operating loss carryover of $ 29,154, this carryover was applied to the company income , leaving a operating loss carryover to December 31, 2017 of $ 21,239.

The company's tax returns are subject to possible examination by the taxing authorities. For federal and state income tax purposes the tax returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns.

The company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

NOTE 3 - INCOME TAXES (Continued)

The company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by a taxing authority. The company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The company's evaluation on December 31, 2016, revealed no uncertain tax positions that would have a material impact on the financial statements.

NOTE 1 – NATURE OF OPERATIONS

DIY Tee Shirts Screen Printing Supplies, INC was formed on 7/18/2012 ("Inception") in the State of Florida. The balance sheet of DIY Tee Shirts Screen Printing Supplies, INC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tampa, Florida.

DIY Tee Shirts Screen Printing Supplies, INC offers detailed technical support informed by more than 30 years in the industry. We curate our products taking into account their efficacy, space requirements, and ease of use. We also develop screen printing products that are easy to understand, and make screen printing more accessible to the beginning craftsman.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1
- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2
- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3
- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from screen printing supplies transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 1000 shares of our common stock with par value of $1.

5 – SUBSEQUENT EVENTS

[NEW CONTRACTS, MONIES RAISED SINCE INCEPTION]

The Company has evaluated subsequent events that occurred after 12/31/2016 through 11/01/2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

Statement of Stockholders Equity DIY

		Common stock			Retained Earnings		Total Stockholders' Equity
		Shares	Amount				
Inception		0.00	0.00		0.00		0.00
Issuance of founders stock		1,000.00	1.00		0.00		1000.00
Contributed capital		0.00	0.00		0.00		0.00
Net income (loss)		0.00	0.00		0.00		0.00
					------------------------		------------------------
	Dec 31st 2014	0.00	0.00		(19.956.00)		(48,110.00)
Net income (loss)		0.00	0.00		(29,154.00)		(29,154.00)
					------------------------		------------------------
	Dec 31st 2015	0.00	0.00		(49,110.00)		(49,110.00)
Net income (loss)		0.00	0.00		7915.00		7915.00
					------------------------		------------------------
	Dec 31st 2016	1,000.00	1.00		(41,195)		(41,195)

I, Gary Jurman (Print Name), the President (Principal Executive Officers) of DIY Screen Printing Supplies (Company Name), hereby certify that the financial statements of DIY Screen Printing Supplies (Company Name) and notes thereto for the periods ending 12/31/2015 (first Fiscal Year End of Review) and 12/31/2016 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $ 85,379; taxable income of $ 7,915 and total tax of $ 0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 11/06/2017 (Date of Execution).

______________________ (Signature)

President (Title)

11/06/2017 (Date)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Secondary BETA | Tess B.

DIY Screen Printing Supplies is pending **StartEngine Approval.**


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THE ORIGINAL DIY SCREEN PRINTING SUPPLIES merchmakr

DIY Screen Printing Supplies

Screen Printing Product Development

Small OPO · Tampa, FL · Fashion & Apparel
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share



Easy and Fun Screen Printing Products

Invest in Merchmakr by DIY Screen Printing Supplies

From our CEO:

"Our Merchmakr products are designed to work like magic. Customers just know that if they use Merchmakr, they'll have winning projects. Our secret sauce is our product development and curation methods."


merchmakr
MAKE YOUR OWN T-SHIRTS


MERCHMAKR
ALL-IN-ONE SCREEN PRINTING KIT



We created our flagship product, the Merchmakr All-in-One Screen Printing Press, in response to over two years of interviews with our customers for our Hack the Yudu Screen Kits. With more than 4,000 kits sold, we were able to determine why they bought their previous screen printing kit, what they hoped it could do, what features were most important to them, and where it failed. Equipped with that information, we developed our prototype into a machine that our customers say they find beautiful and functional in exactly the way they desire.

DIY Screen Printing Supplies offers detailed technical support informed by more than 30 years in the screen printing industry. Our product's efficacy, space requirements, and ease of use guide our offerings. Our goal is to make screen printing more accessible to the beginning craftsman.

We advertise on **Google Shopping, Amazon, Facebook, Instagram, and Youtube.** We also have a newsletter, customer loyalty program, and do live events such as Maker Faire. We are working on distribution in art stores as well.

Investment
Type of Security: Revenue Sharing Notes
Minimum Investment: $100
Maximum Payout: 140% of investment
Investment Multiple: 1.4X (Each investor will receive 1.4x their original Investment on a proportionate ratio of the issuer's gross revenue.)
Share of Revenue: 8% of issuer's quarterly gross revenue.
Minimum Funding goal: $10,000
Maximum Funding Goal: $100,000

140% ROI example:
$100 — If you invest $100, you will receive $140.

Perks*
$200 — If you invest $200, you will receive a Merchmakr T-shirt.
$1,000 — If you invest $1,000, you will receive a Merchmakr T-shirt and coffee mug.
$5,000 — If you invest $5,000, you will receive a Merchmakr Screen Printing Kit plus all previous perks.
$10,000 — If you invest $10,000, you will receive all previous perks plus 8 hours of personal screen printing instruction by Gary Jurman.
$100,000 — If you invest $100,000, you will receive all previous perks plus we will hold a screen printing event for you --details to be negotiated.

**All perks occur after the offering is completed.*

Screen printing products for artists, educators, entrepreneurs, and industry folks.

Screen Printing Takes Too Much Space

Today's screen print artists operate out of tiny spaces. While some create merchandise in booths the size of a six foot table, others work from a kitchen or a bathroom. With so little room to their art space, they need portable screen printing solutions that are easily stowed.

Our Merchmakr Screen Printing System has a tiny foot print and is highly portable. It can easily travel on the road with you and be setup on little more than a bar stool. It's great for trade shows, gigs, classrooms, and tiny production spaces.



Merchmakr events gather crowds at Maker Faires and often spill participant lines out the door and down the hall.

Our first Maker Faire event was so successful, that the event directors decided to buy our Merchmakr Screen Printing kits for other events and venues. They use them to replicate the excitement that Merchmakr generates and also to promote their own events at other venues.

Soon after our first Maker Faire event, directors in other parts of the country began buying our screen printing kits so that they too could do live screen printing displays. Some of those events took place at Maker Spaces where the idea and our brand has spread even further. More and more maker spaces have made Merchmakr Screen Printing kits available for members to use. Members and guests learn about screen printing on our kits which prominently display our brand name, providing advertising and goodwill toward our products.

Our Products



Hack the Yudu Screen Kit

If you've had it with the high cost of Yudu consumables, this kit is for you. It is exactly what you need to stop wasting your money on the Yudu emulsion sheets and start coating your screens with liquid emulsion. It's easier to get right, takes less time, and costs 1/10th of the price.

Includes

- 1 pint of Emulsion
- Diazo Sensitizer
- 1 pint of Emulsion Remover
- Instruction Booklet
- Video Tutorials
- Scoop Coater (Emulsion Applicator)


PLASTISOL INK
Wipe Out

Merchmakr Exposure Unit

The 20"x24" table top exposure/burning unit is built of steel. Affordability is important in a start up screen shop, but don't let the price of this unit fool you. With this unit you are able to burn crisp images and bring a professional look to your screen printing shop. The built in automatic timer helps

Merchmakr Screen Printing Kit

Merchmakr is a super compact screen printing system that includes everything you need to get started making your own T-shirts—except the shirts themselves. Unlike regular screen printing kits, it has an exposure unit for making your own screen stencils, and it does multicolor designs due to our patented HotSwap registration system.

Includes

- Merchmakr Screen Printing Machine
- Merchmakr Exposure Unit with safe light
- 1 HotSwap capable 155 mesh aluminum screen
- 1 12" 70 durometer squeegee
- 1 aluminum scoop coater
- 10 sheets of 8.5" x 11" waterproof transparency films
- 1 8oz container of Matsui water-based white ink
- 1 8oz container of Matsui water-based black ink
- 1 pt of Merchmakr Dual Cure Emulsion
- 1 pt of Merchmakr Emulsion Remover


Hack the Yudu
LIQUID EMULSION
SCREEN COATING KIT
GETTING STARTED

Merchmakr Plastisol Ink Starter KIt Deluxe

Get started with plastisol ink! Plastisol screen printing ink for apparel is brighter and more opaque than water-based inks. It won't dry in your screen or eat your emulsion.

Includes

- 4oz Cherry Bomb Scarlet Red
- 4oz The Lemon Ink Yellow
- 4oz Blue Monday Royal Blue
- 4oz Purple Rain
- 4oz Orange Crush
- 4oz Green Day
- 4oz Yoshimi Pink
- 4oz None More Black
- 4oz White Rabbit
- 1 Pint Merchmakr Wipe Out! Press Wash
- 4 oz Ghost-B-Gone! Degreaser/Dehazer

prevent over exposing and gives you the ability to multi-task with an automatic shut off.


BURN
merchmakr

FEATURES:

- Steel pressure plate with foam backing included
- High output T5 lights exposes dual cure emulsion in under 4 minutes
- Optically clear tempered glass
- Built-in digital timer
- 20" x 24" exposing area
- Heavy duty steel construction
- 3-year Manufacturer Warranty
- Exposes all types of photo emulsion
- All electrical components are UL listed
- 110 volt (standard household current)


Bad Bad Leroy Brown
Been Caught Tealin'
Blue Monday
Cherry Bomb
Columbia Blues
A Forest
Fortunate Blue
Fortunate Red
Green Day
Grey Ghost
Kelly Green
Kokomo Green
The Lemon Ink
Lime in the Coconut
Little Green Apples
Maroon Heaven
Mint Dream
My Blue Heaven
None More Black
Orange Crush
Palomino
Peacock Blue
Pretty in Pink
Purple Rain
Ruby Soho
Tomato Head
Touch of Grey
Ultra Blue
Warm Red Wine
White Rabbit
Yellow Submarine
Yoshimi Pink
merchmakr

Merchmakr Screen Printing Inks

Available in 28 vibrant colors, Merchmakr screen printing inks come in water-based and plastisol versions.

Merchmakr Water-Based ink offers artists a richer palette with better coverage, a softer hand, and easier cleanup than competing brands.
It doesn't dry as quickly in the screen, improving the screen printing experience over water-based inks from other manufacturers.

Prints well on many fabrics, paper, cardboard or wood.

Merchmakr Plastisol Ink is a specially formulated low bleed, non-phthalate plastisol screen printing ink. Its creamy texture makes it easier to print using either automatic or manual screen printing presses.

It can be used on 100% cotton and 50/50 poly/cotton blends.

It flashes very fast and cures with excellent wash-fastness.

We Help Get Projects Done

From the crafty mom making tote bags for her Etsy store, to the startup entrepreneur with a bleeding edge T-shirt website, we like to help. We love hearing how our products are serving our customers and are happy to offer how-to advice informed by more than thirty years in the industry.

When it's time for us to come up with new products, we reflect on the problems our customers shared with us, and use that to make our products better. We believe the service given and the knowledge gained through our tech support is a winning combination to bring the best screen printing products to the prosumer screen printing world.




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Our Products and Services

- *Merchmakr Brand Equipment:*
  Equipment we manufacture in house such as Merchmakr Screen Printing System or our Merchmakr Burn Unit.
- *Merchmakr Brand Inks:*
  This is our branded inks of plastisol and water-based inks.
- *Craft Products:*
  Products we have designed specifically for the crafters.
- *Done for You Services:*
  Services such as color mixing, screen burning, art preparation, and Film Output.
- *Standard Screen Printing Industry Supplies:*
  Me too products servings the screen printing industry such as leading brand inks and emulsion and screens.
- *Substrates:*
  Blank goods such as T-shirts, Pelons
- *Screen Printing Industry Equipment:*
  Like Merchmakr brand equipment, but produced by outside companies.

Markets and Industries

DIY Screen Printing Supplies focuses on several main groups of customers: Start-up Entrepreneurs, Educators, Artists, Crafters, and Industry professionals. Each of these types are in different and/or overlapping markets. Start-up Entrepreneurs: People wanting to create a micro business, or those who already own one, account for about 80% of the sales of screen printing kits, according to our research. While many of them want to become custom screen printers, there are also ones who want to sell T-shirts on the internet; ones who have a captive audience for their garments such as bands, clubs and church groups; and still others who have businesses having nothing to do with screen printing, but want to make their own uniforms, promotional items, custom packaging, and branded products. This group, in particular, is hungry for a prosumer grade screen printing kit, such as our proprietary Merchmakr Screen Printing System. We project sales of over $300,000 of our Merchmakr Screen Printing Systems and accessories to this group next year.



Educators

In the US, artists spend over $5 billion a year on their Fine Arts education*. Supporting those artists is a network of thousands of art supply stores from Mom and Pop retailers to larger retail chains. Our goal for Merchmakr branded products with respect to artists is to bring our inks and kits to those art supply stores via partnerships. We have also generated some interest with a national distribution house and plan to reach out to others. While we do not currently have contracts with any national distributors, we are working toward that goal.

*ibisworld.com "Fine Arts Schools in the US: Market Research Report 2017"

Crafters

We launched our company through analyzing a starter screen printing kit offered by a $220 million dollar craft supply manufacturer, Provocraft. They came out with a $300 system called Yudu. We extended their product by offering accessories making them easier to use. We developed a screen coating kit that solved a simple problem with their system for $69 and we have sold more than a quarter million dollars of them since. Our research shows that the creative industry has a lot of room for our screen printing products. Apart from selling direct, there are over 20,000* fabric craft and sewing supplies stores in the US who could potentially carry our products.


CLICKING
FOR A
CAUSE
www.eruul.org/Caring/clickers

*ibisworld.com "Fabric, Craft & Sewing Supplies Stores in the US: Market Research Report 2017"



Screen Printing Industry

We cater to both national and local screen printers. According to our research, the supplies and equipment side of the $8 billion screen printing industry* is approximately $1 billion in the US. With the development of our patented screen printing systems and accessories, we believe we can capture a part of that market. We also offer private label inks and chemicals, and top brand inks and emulsions at competitive prices. Screen printers around the country buy from us through our web site and shopping portals such as Amazon and Ebay. Our goal is to expand to additional shopping portals such as Walmart, Newegg, and Jet. Local screen printers generally visit us at our brick-and-mortar store to pick up their supplies same day. There are about 100 local screen printers within a 20 mile radius of our store, and about half of them are within ten miles. We believe a push into this very accessible local market could generate an additional $360 thousand dollars a year in revenue.

*ibisworld.com "Custom Screen Printing: Market Research Report 2016"

Market Insight: According to the Association For Creative Industries, the Size of the U.S. Creative Products Opportunity Is $43.9 Billion

"As a trusted partner of AFCI, we were happy to tap our deep bench of expertise in the research and craft and hobby industry to conduct a survey of more than 6,000 U.S. consumers to help determine the overall size and behavior of the market," said Mary Barnidge, Client Success Director for MaritzCX. "We were pleasantly surprised to discover that the market size exceeded our expectations."*

*sited from a Jan. 2017 press release jointly by AFCI and MaritzCX http://www.prweb.com



Spend by category
% Spend
$ in Billions
Painting & Drawing 16.9% $7.40
Kids Crafts 16.7% $7.31
Edible Arts 15.9% $6.98
Sewing & Fabric 10.9% $4.80
Paper Crafts 10.4% $4.57
Wood Crafts & Home Décor 7.4% $3.24
Knitting & Crocheting 6.4% $2.79
Beads & Jewelry 5.7% $2.50
Other 5.2% $2.27
Floral Crafting 2.5% $1.12
Needle Arts 2.1% $0.92
$43.893 Billion

*Jan. 2017 press release jointly by AFCI and MaritzCX


merchmakr.com

Our Team

DIY Screen Printing Supplies, unlike many of our competitors is more of a product developer than just a supply house. We have one non-provisional patent, and other patents pending on Merchmakr, screen printing system. We also have more unique products on the drawing board.

July 2012

DIY Launches

DIY opens as a brick-and-mortar location, after being conceived in the shipping bay of a custom screen printing shop. Chris runs the company as a one-man-show.

September 2013



Provisional Patent for Merchmakr is Filed

The initial prototype was made of Legos. There was one of pipe parts from Home Depot, a 3D printed version, & eventually by a metal fabrication company.

April 2014

Successful Kickstarter

We raise $43,474 with Kickstarter for our first production run of Merchmakrs!

December 2015

Successful Kickfurther Raise

$57,377 raised with a Kickfurther campaign for the second batch of Merchmakrs. Product iterations achieved as well.

April 2017



Our First Patent is Granted

One of several patent filings is granted for our innovative Merchmakr screen printing kits.

August 2017



Gary Comes to Work for DIY Full Time

After selling his custom screen printing shop, Gary is finally able to focus on DIY Screen Printing Supplies to help move the company forward.

Nov 2017

DIY Launches on StartEngine!

We seek to raise up to $100,000 with a debt-funding campaign that pays 140% ROI. (ANTICIPATED)

January 2018


BASIC COLOR PALETTE
merchmakr

Merchmakr Ink Line Carried in Art Stores

We hope to have our Merchmakr Inks carried in at least one major art store. (ANTICIPATED)

February 2018



Ship Merchmakrs

We will be shipping Merchmakr Screen Printing Kits like gangbusters. (ANTICIPATED)

Meet the Founders



Gary Jurman

President, CEO, Director, Treasurer

Gary Jurman has been in the screen printing industry for more than 30 years. He originally owned and operated a screen printing company Red Alert Screen Printing (1998-2017) for about nineteen years before selling it in January 2017, to focus on DIY Screen Printing Supplies. He continued in an advisory and on-boarding capacity for the new owner from Jan. 2017 - August 2017. He was born in Queens, New York, but he spent most of his life in Florida. He has a b.s. in general studies from New College of Sarasota, where he founded the screen printing club. Most members of his family are business owners, so it was not surprising that he chose entrepreneurship after graduation. He has taught private screen printing classes, and with his advice and technical support, he has helped many people new to the industry bootstrap their way into business. He is the driving force in product development at DIY Screen Printing Supplies.



Christopher Wilde

Co-Founder, CTO, Secretary

Christopher Wilde has been running the day-to-day of DIY Screen Printing Supplies online and brick-and-mortar operations since our launch in 2012. He has more than thirteen years in the screen printing industry and many more in various creative fields including graphic arts, web design, writing, and monster making. He has also spent many years as technical support and IT for companies such as IBM and Ernest & Young. Chris is a front-line man, who is knowledgeable about screen printing, customer engagement, web development, and IT. He also is active in product development.

Offering Summary

Investment Opporutnity

Revenue Sharing Promissory Note

Revenue Sharing: 8% of quarterly gross revenue (excluding any revenue attributable to rebates or refunds)

Return Multiple: 1.4x

Maximum raise ($107,000)

Minimum raise ($10,000)

Company	DIY Tee Shirts Screen Printing Supply, INC
Corporate Address	5942 Benjamin Rd Tampa, FL 33634
Description of Business	B2C and B2B Screen Printing Supplies and Product Development
Type of Security Offered	Revenue Sharing Promissory Notes
Minimum Investment Amount (per investor)	$100.00

What does this mean?

Investors will each receive, in the aggregate, 1.4x their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on quarterly basis.

Perks:

$200 — If you invest $200, you will receive a Merchmakr T-shirt.

$1,000 — If you invest $1,000, you will receive a Merchmakr T-shirt and coffee mug.

$5,000 — If you invest $5,000, you will receive a Merchmakr Screen Printing Kit plus all previous perks.

$10,000 — If you invest $10,000, you will receive all previous perks plus 8 hours of personal screen printing instruction by Gary Jurman.

$100,000 — If you invest $100,000, you will receive all previous perks plus we will hold a screen printing event for you --details to be negotiated.

*All perks occur after the offering is completed.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

merchmakr.com Two cute girls screen printing using an early model of Merchmakr Screen Printing kit. They are silkscreening a 2-color (two color) T-shirt using the compact, 1 head screen printing press. This video demonstrates the HotSwap TM (hot swap) capability to do multi-color (multicolor) prints because of the special clamp and registration system.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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EXHIBIT F TO FORM C

Note Subscription Agreement

NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN

USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: [Company name]
[Company address]

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Revenue Sharing Promissory Note (the "Securities"), of [COMPANY], a [STATE AND TYPE] (the "Company"), upon the terms and conditions set forth herein. The rights of the [SECURITY] are as set forth in the Revenue Sharing Promissory Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed XXXX (the "Oversubscription Offering"). The Company may accept subscriptions until [DATE] (the "Termination Date"). Providing that subscriptions for XXXXXX Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the

Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by [ESCROW AGENT] (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by [STOCK TRANSFER AGENT], (the "Transfer Agent"), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a [type of company] duly formed, validly existing and in good standing under the laws of the State of [STATE]. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this

Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at [DATE] and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date

of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the

Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE [STATE] AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS

SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

[COMPANY]

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Revenue Sharing Promissory Notes of [COMPANY], by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Revenue Sharing Promissory Notes the undersigned hereby irrevocably subscribes for is: $_____________

(print aggregate purchase price)

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

____

(print name of owner or joint owners)

	If the Securities are to be purchased in joint names, both Subscribers must sign:
_______________________	_______________________
Signature	Signature
_______________________	_______________________
Name (Please Print)	Name (Please Print)
_______________________	_______________________
Email address	Email address
_______________________	_______________________
Address	Address
_______________________	_______________________
_______________________	_______________________
Telephone Number	Telephone Number

______________________________ Social Security Number/EIN	______________________________ Social Security Number
______________________________ Date	______________________________ Date

*   *   *   *   *

This Subscription is accepted

on _____________, 201X

[COMPANY]

By: ______________________________

Name:

Title:

REVENUE SHARING PROMISSORY NOTE

[$PRINCIPAL DOLLAR AMOUNT] **[DATE]**

FOR VALUE RECEIVED, %%NAME_OF_ISSUER%% (the "**Company**"), promises to pay to the order of %%VESTING_NAME%% ("**Subscriber**") an amount equal to %%VESTING__AMOUNT%%, calculated by multiplying the Principal by the Investment Multiple (the "**Amount Due**"). This note (the **"Note"**) is issued as part of a series of similar notes (each a **"Note"** and collectively, the **"Notes"**) to be issued pursuant to the terms of that certain Note Subscription Agreement ("**Note Subscription Agreement**"), dated as of %%TODAY%%, by and among the Company, Subscriber, and the other Subscribers thereto. This Note is subject to the following terms and conditions:

1. **Definitions**

a. **Closing Date** means the date on which the funds are released to the Company under the Offering. In the event that multiple closings occur in this Offering, the Closing Date applicable to all Notes shall be the last closing in this Offering.
b. **Initial Grace Period** means a 3-month period following the Closing Date.
c. **Investment Multiple** means 1.4x.
d. **Investor Proportion** means, with respect to each Subscriber, a fraction, the numerator of which is the Principal applicable to such Subscriber, and the denominator of which is the Offering Amount.
e. **Majority in Interest** means those Subscribers whose collective Investor Proportions is greater than 50% of the Offering Amount.
f. **Maturity Date** means the first business day of the 48 month following the Initial Grace Period.
g. **Offering** means the offering of securities under Regulation Crowdfunding under which these Notes were issued.
h. **Offering Amount** means the aggregate amount of Notes that all Subscribers have purchased in connection with the Offering.
i. **Periodic Payment** means, with respect to each applicable 1 month period, the Investor Proportion applied to the Periodic Revenue for such 1 month period multiplied by the Revenue Sharing Percentage.
j. **Periodic Revenue** means, with respect to each 1 month period, the gross revenue of the Company calculated on a cash basis during such 1 month period, excluding any revenue attributable to rebates or refunds received in cash by the Company with respect to any prior expenses incurred by the Company.
k. **Principal** means, with respect to each Subscriber, the amount contributed by the Subscriber as set forth above in this Note.
l. **Repayment Triggering Event** means an event or series of events by which (i) the persons who hold equity interests in the Company on the Closing Date cease to own and control at least 51% of the equity interests in the Company on a fully diluted basis, (ii) the Company merges, consolidates or enters into any similar combination with any other entity (with or without the Company being the continuing or surviving entity), (iii) the Company disposes all or substantially all of its assets to any other entity, or (iv) the Company liquidates, winds up or dissolves itself (or suffers any liquidation, windup, or dissolution).
m. **Revenue Sharing Percentage** means 8% of each period's Periodic Revenue.
n. **Total Payment** means (i) the sum of the Principal of all Subscribers multiplied by (ii) the Investment Multiple.

2. **Note Payments**

a. In consideration for the amount subscribed, and subject to the terms and conditions of the Note Subscription Agreement, the Company agrees to make Periodic Payments to the Subscriber in arrears by the 7th business day after the close of the 1 month period following the Initial Grace Period until the Company has paid 100% of the Amount Due to the Subscriber.
b. If the amount of a scheduled Periodic Payment exceeds the unpaid balance of the Total Payment, the Company shall pay to the Subscriber an amount equal to the unpaid balance of the Amount Due to the Subscriber in lieu of such Periodic Payment. In no event shall the Company be obligated to pay any amount to the Subscribers in excess of the Total Payment.
c. If the Periodic Revenue for any 1 month period is equal to or less than zero, no Periodic Payment will be due to the Subscribers with respect to such 1 month period.
d. The Company may, in its sole discretion and without penalty, prepay the Notes in whole or in part.
e. If the Company's payment of any Periodic Payment due hereunder is more than 10 days late, the Company shall pay a late fee in an amount equal to 5.0% of such outstanding payment, to the extent permitted by applicable law. Each such fee shall be due and payable at the time of the next Periodic Payment.
f. If, on the Maturity Date, the Subscribers have not received an aggregate amount of Periodic Payments and prepayments equal to the Total Payment, the Company shall, within 10 business days of the Maturity Date, pay to each Subscriber an amount equal to the unpaid balance of the Investor Proportion of the Total Payment.

3. **Events of Default**

Each of the following shall constitute an "Event of Default"

a. The Company's failure to pay when due any amount payable by it hereunder and such failure continues for 10 business days.
b. The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues for 10 business days.
c. Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.
d. The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.
e. The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.
f. The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.
g. Any representation or warranty made by the Company under the Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; *provided* that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company

becoming aware of the issue.

h. The occurrence of a Repayment Triggering Event.

4. **Remedies**
   a. If any Event of Default occurs, the unpaid portion of the Total Payment, and all other amounts payable hereunder to the Subscribers shall become immediately due and payable by the Company to the Subscribers, in accordance with each Subscriber's Investor Proportion.
   b. If this Note is placed in the hands of an attorney for collection after default, or if all or any part of the indebtedness represented hereby is proved, established or collected in any court or in any bankruptcy, receivership, debtor relief, probate, or other court proceedings, the Company and all endorsers, sureties, and guarantors of this Note jointly and severally agree to pay reasonable out-of-pocket fees of external counsel and reasonable collection costs to the holder hereof in addition to the principal and interest payable hereunder.

5. **General**

   a. **Transfer; Successors and Assigns.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the Company and the Subscriber. Notwithstanding the foregoing, the Subscriber may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, a new note for the same principal amount and Revenue Sharing Percentage will be issued to the transferee.
   b. **Governing Law.** This Note and all acts and transactions pursuant hereto and the rights and obligations of the Company and the Subscriber shall be governed, construed and interpreted in accordance with the laws of the State of ________, without giving effect to principles of conflicts of law.
   c. **Notices.** Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient when delivered personally, by overnight courier, or sent by email or fax (upon customary confirmation of receipt), or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address or fax number as set forth on the signature page, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company's books and records.
   d. **Amendments and Waivers.** Any term of this Note may be amended only with the written consent of the Company and the Majority in Interest; provided, however, that any such amendment or waiver that applies to or affects any Subscriber in any manner different than such amendment or waiver applies to or affects other Subscribers shall require the written consent of the Subscribers representing a majority of the outstanding principal amount of indebtedness represented by all Notes held by such Subscribers that are so differently affected. Any amendment or waiver effected in accordance with this Section 5 shall be binding upon the Company, each Subscriber and each transferee of any Note.
   e. **Entire Agreement.** This Note, together with the Subscription Agreement and the documents referred to therein, constitutes the entire agreement between the Company and the Subscriber pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the Company and the Subscriber are expressly canceled.

f. **Counterparts.** This Note may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will constitute a single agreement.

g. **Loss of Note.** Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any Note exchanged for it, and indemnity satisfactory to the Company (in case of loss, theft or destruction) or surrender and cancellation of such Note (in the case of mutilation), the Company will make and deliver in lieu of such Note a new Note of like tenor.

IN WITNESS WHEREOF, the undersigned has executed this Note effective as of the date above first written.

COMPANY:

____

By: ______________________________

Name
Title